SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DUTCH COURT BANS INTERNET RESELLER WEGOLO FROM SELLING RYANAIR FLIGHTS

Ryanair, the world's favourite airline, today (29th July) welcomed a landmark victory in the Dutch (Utrecht) Courts which ruled that copying flight information from Ryanair's website for the purpose of reselling flights by internet reseller Wegolo is unlawful.

The Dutch court ruled that the extraction of flight data from Ryanair's website breached Ryanair's rights under Dutch Copyright law.  It also found that Wegolo can have a negative impact on Ryanair's website and damage Ryanair's reputation for offering the lowest fares in Europe. Wegolo must now surrender profits made from their unlicensed and unlawful activity to Ryanair and pay Ryanair damages and costs.  Wegolo is banned from extracting information from Ryanair's website for the purpose of selling Ryanair's flights.

This Dutch court decision is yet another victory for Ryanair after recent wins in Germany, Ireland and the UK.

Ryanair's Stephen McNamara said:

"Today's victory in the Dutch courts is another milestone in Ryanair's fight against internet screenscrapers and resellers.  Websites such as Wegolo have for too long been getting away with unauthorised reselling of Ryanair's flights with the addition of extra charges, which consumers don't pay when they book directly with Ryanair.

"Ryanair is pleased that the Dutch courts have recognised that this conduct is unlawful.  This decision, along with recent decisions in Germany, Ireland and the UK shows that European Courts support Ryanair's pro-consumer fight against the unauthorised use of Ryanair's website. It will be used as a precedent in ongoing litigation against screenscrapers.

"Genuine price comparison only websites, who wish to present Ryanair's low fares information to consumers as opposed to reselling Ryanair flights with additional fees and charges, can enter into a licence agreement with Ryanair to provide price comparison only information.  If Wegolo is genuinely interested in providing an honest price comparison service, it is welcome to sign up to this licence which is subject to a charitable donation of €100."

Ends.                                                    Thursday, 29th July 2010

For further information:
Stephen McNamara - Ryanair         Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1212                      Tel: 00 353 1 4980 300

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  29 July 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary